Exhibit 99 (a)(1)(o)

CASH OFFER

by

ECHO PHARMA ACQUISITION LIMITED

for

ELAN CORPORATION, PLC

Echo Pharma Acquisition Limited (“Royalty Pharma”) announces that, by means of an offer document dated 2 May 2013 (the “Offer Document”) and this advertisement, Royalty Pharma is making an offer (the “Offer”) to acquire the entire issued and to be issued share capital of Elan Corporation, plc (“Elan”) on the terms, and subject to the conditions, set out in the Offer Document and in the acceptance documents relating thereto (the “Acceptance Documents”).

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, as a condition to the payment of 100% of the consideration in cash, Royalty Pharma requires certainty as to the amount of Elan Net Cash. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement (which is described in detail in the Offer Document) as at a date (the Cash Testing Date) falling not earlier than 31 May 2013 and not later than 17 June 2013.

There are three alternatives as to the offer price based on whether the Elan Balance Sheet Confirmation Requirement is satisfied and whether the Elan Net Cash exceeds the Elan Net Cash Threshold.

The three alternatives are:

(i)	if Elan does not satisfy the Elan Balance Sheet Confirmation Requirement by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 17 June 2013 (the Relevant Date), then (a) the cash component of the consideration will be US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS) and (b) Elan Stockholders who accept the Offer will also receive Net Cash Rights entitling them to receive a potential further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the date the Offer becomes, or is declared, unconditional in all respects, dependent on the actual amount of Elan Net Cash;

(ii)	if Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, then the offer price will be US$11.25 in cash for each Elan Share (including each Elan Share represented by an Elan ADS), and no Net Cash Rights will be issued as they are not required; or

(iii)	if Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the offer price of US$11.25, reduced by the Elan Balance Sheet Confirmation Adjustment (which is described in detail in the Offer Document, and which adjustment is up to a maximum of US$1.00), in cash.

Further details of the Net Cash Rights are set out in the Offer Document. In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of US$0.00 and a maximum value of US$1.00, and Royalty Pharma can provide no assurance as to the actual value of a Net Cash Right. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date an Elan Stockholder tenders its shares in acceptance of the Offer, such Elan Stockholder should not tender unless it is willing to accept an offer price of US$10.25. Not later than 10:00 p.m. (Irish time) / 5:00 p.m. (New York City time) on 17 June 2013, Royalty Pharma will confirm the offer price and whether Net Cash Rights will be issued (based on whether the Elan Balance Sheet Confirmation Requirement has been satisfied and the Elan Net Cash position) by issuing an announcement. Such confirmation will also be despatched by mail to Elan Stockholders as soon as practicable thereafter.

Terms defined in the Offer Document shall bear the same meaning when used in this advertisement.

The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document and the Acceptance Documents. This advertisement alone does not constitute and must not be construed alone as the Offer. Elan Stockholders who accept the Offer may rely only on the Offer Document and the Acceptance Documents for all the terms and conditions of the Offer. The Offer Document is available on Royalty Pharma’s website at www.royaltypharma.com.

The Offer will be open for acceptance until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/date(s) to which the Offer may be extended).

The Offer is, by means of this advertisement, extended to all persons to whom the Offer Document may not be despatched and who hold, or who are entitled to have allotted or issued to them, Elan Shares (including Elan Shares represented by Elan ADSs). Such persons are informed that if they wish to receive copies of the Offer Document and/or the Acceptance Documents, they should contact:

(If you hold Elan Shares either in certificated form or in CREST)	(If you hold Elan ADSs)

Capita Registrars (Ireland) Limited Call on: (+353) 1 553 0090	MacKenzie Partners, Inc. If you are calling from within the United States: Call toll-free: (800) 322-2885; or
(operates 9:00a.m. to 5:00p.m. (Irish time) Mon-Fri (other than public holidays))	Call collect: (212) 929-5500 If you are calling from outside the United States: Call on: +1 212 929-5500 (Operates 8:00a.m. to 9:00p.m. (New York City time) Mon-Fri)

The Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and, subject to certain exceptions, the Offer cannot be accepted by any such use, means, instrumentality or facility or from within any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, copies of the Offer Document, the Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and persons receiving the Offer Document, the Acceptance Documents and any other

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accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions, as doing so may invalidate any purported acceptance of the Offer.

Any person (including, without limitation, any custodian, nominee or trustee) who intends to, or who may be under a contractual or legal obligation to, forward the Offer Document, the Acceptance Documents and/or any other related documentation to any jurisdiction outside Ireland, the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirement of such jurisdictions. Further details in this regard are contained in the Offer Document.

The directors of Royalty Pharma accept responsibility for the information contained in this advertisement. To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management, LLC (“RP Management”) accepts responsibility for the information contained in this advertisement. To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Offer or any other matters referred to in this advertisement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of Merrill Lynch International or its affiliates or for providing advice in relation to the Offer or any other matters referred to in this advertisement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer or any other matters referred to in this advertisement.

Echo Pharma Acquisition Limited is a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland. Its directors are Pablo Legorreta, Susannah Gray and George Lloyd.

2 May 2013

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